Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai 201204

Tel: +86 (21) -5089-6502

September 25, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance 100 F Street, NE

Washington, D.C. 20549

Attn:	Robert Arzonetti

	Re:	Zhibao Technology Inc.
Registration Statement on Form F-3
Initially filed September 18, 2025
File No. 333-290341

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zhibao Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-3 so that it will become effective on Monday, September 29, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Botao Ma
Botao Ma
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP